Exhibit 31.2

OFFICERS’ CERTIFICATE

The undersigned, Carla Anita Kneipp, Vice President and Treasurer, and Robert McRae, Assistant Treasurer, of CenterPoint Energy Houston Electric, LLC (“Houston Electric”), hereby certify pursuant to Section 3.06 of the Transition Property Servicing Agreement, dated as of December 16, 2005, between CenterPoint Energy Transition Bond Company II, LLC (“TBC II”), as Issuer, and Houston Electric, as Servicer (the “Agreement”) that

(i)	a review of the activities of the Servicer during the period January 1, 2017 through December 31, 2017 and of its performance under the Agreement has been made under our supervision, and

(ii)	to the best of our knowledge, based on such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period except as set forth below.

In conjunction with the Servicer’s mandated rebilling of retail electric providers due to the Public Utility Commission of Texas’s Final Order in Docket No. 46606 regarding revised annual four coincident peak demand values used as billing determinants and the configuration of the Servicer’s billing system, the Servicer failed to make required remittances to the trustee for the TBC II Senior Secured Transition Bonds, Series A (the “Bonds”) from April 24, 2017 to May 11, 2017. The Servicer transferred the estimated and trued-up transition charge collections, together with accrued interest thereon, that it had failed to remit to the trustee for the Bonds on May 11, 2017 and June 27, 2017, respectively. The Servicer had estimated transition charge collections until such trued-up transition charge collections were remitted to the trustee.

March 27, 2018	/s/ Carla Anita Kneipp
Date	Carla Anita Kneipp
Vice President and Treasurer

March 27, 2018	/s/ Robert McRae
Date	Robert McRae
Assistant Treasurer